SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 15)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 15 (this “Amendment No. 15”) to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), and subsequently amended and restated in its entirety and filed with the SEC on May 18, 2010 (as previously amended and restated and as hereby amended, the “Statement”), hereby amends and supplements Item 4 of the Statement and Annex I to the Statement.
     The Statement relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 15, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 15.
     All capitalized terms used but not specifically defined in this Amendment No. 15 have the respective meanings ascribed to them in the Statement.
Item 4. The Solicitation or Recommendation.
     Item 4 of the Statement is hereby amended and supplemented by deleting the last paragraph of the subsection “—(i) Background of the Offer” and replacing it with the following:
“On August 26, 2010 and August 30, 2010, the board of directors of the Company reviewed the Second Amendment to the Merger Agreement (“Amendment No. 2”) with counsel and approved Amendment No. 2. In deciding whether to enter into Amendment No. 2, the board of directors considered the Company’s operating results for the first two quarters of 2010, as well as updated projections. These projections included projected GAAP earnings for 2010 ranging from $4.6 million, or $0.48 per share, to $6.7 million, or $0.69 per share (taking into account the impact of merger-related expenses of $3.4 million, or $0.35 per share), as compared to projections reviewed by the board of directors when it considered the Merger Agreement in February, 2010, which included projected GAAP earnings for 2010 of $7.9 million, or $0.82 per share. The projections reviewed on August 26, 2010 also indicated that net income per share in 2011 and 2012 could increase to $1.15 per share and $1.54 per share, respectively, as compared with $0.93 per share and $1.23 per share, respectively, reflected in the projections reviewed by the board of directors when it considered the Merger Agreement. The board of directors considered that the projections are based upon numerous estimates and assumptions which are difficult to predict and many of which are beyond the

Company’s control, including the fragile condition of the national and global economies, the slow pace of economic recovery and the volatility in the currency markets. The parties entered into Amendment No. 2 on August 30, 2010. Amendment No. 2 increases the price per share from $11.71 to $11.80 and extends the Drop Dead Date for the Offer from August 31, 2010 until December 30, 2010. In addition, Amendment No. 2 provides that Foster may not delay the acceptance of or payment for Shares in the event that certain divestitures are required by the Antitrust Division of the United States Department of Justice. Finally, Amendment No. 2 provides that Foster is obligated to pay a termination fee of $2,000,000 if Foster has not accepted for payment shares tendered in the Offer and the Company terminates the Merger Agreement under certain circumstances.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ John N. Pesarsick
John N. Pesarsick
Chief Financial Officer

Dated: September 20, 2010